Crescent Energy Company

600 Travis Street, Suite 7200

Houston, Texas 77002

May 18, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Crescent Energy Company

Registration Statement on Form S-1

Filed April 8, 2022

File No. 333-264220

Ladies and Gentlemen:

Set forth below are the responses of Crescent Energy Company (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 5, 2022, with respect to Registration Statement on Form S-1, File No. 333-264220, filed with the Commission on April 8, 2022 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Concurrently with the submission of this letter, we are also submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Registration Statement on Form S-1 filed April 8, 2022

Summary

Our Company

Overview, page 1

1.

Your disclosure includes a significant reduction in future production decline rates from 22% in 2022 to an average 13% and 11% over the next five years and ten years, respectively, with relatively minimal capital expenditures. Please expand your disclosure to describe all factors that contribute to lowering the current 22% decline rate, including but not limited to future drilling plans, operational changes, and changing reservoir characteristics. Refer to Rules 4-10(a)(22), (a)(24), and (a)(31) of Regulation S-X.

Securities and Exchange Commission

May 18, 2022

RESPONSE: We have revised the Registration Statement to expand our disclosure to describe all factors that contribute to lowering the current 22% decline rate. Please see pages 1 and 2 of Amendment No. 1.

Low-Decline Production Base Underpins Free Cash Flow Generation and Dividend, page 2

2.

We note you provide a tabular summary of selected information by operating area on page 3. Your presentation appears to be structured to give equal prominence to estimates based on SEC reserves and prices and estimates based on NYMEX reserves and prices by placing these estimates side by side under the same column header, e.g. “the Net Proved PV-10.” Please revise your presentation to present SEC and NYMEX values separately to avoid giving undue prominence to the optional disclosure under Item 1202(b) of Regulation S-K using NYMEX prices.

RESPONSE: We have revised the tabular summary in the Registration Statement to present SEC and NYMEX values separately. Please see page 3 of Amendment No. 1.

Uinta Basin Acquisition, page 11

3.

Your Uinta Acquisition was consummated on March 30, 2022; however, your disclosure of proved reserves and cash flows, presented here and elsewhere in your filing as of December 31, 2021, appears to reflect quantities for the Uinta properties as December 31, 2021 rather than March 30, 2022. If your presentation of reserves and cash flows for the Uinta properties does not reflect quantities as of December 31, 2021, clarify this for us and explain how that is consistent with the introductory paragraph in the reserve report included as exhibit 99.4 to the Form 8-K filed April 8, 2022. Alternatively, if your presentation of reserves and cash flows for the Uinta properties does reflect quantities as of December 31, 2021, explain to us, in reasonable detail, your basis for presenting quantities that you did not acquire as of the closing date of the acquisition. This comment also applies to Form 8-K filed April 8, 2022.

RESPONSE: We advise the Staff that our presentation of reserves and cash flows for the Uinta properties does reflect quantities as of December 31, 2021. Although the Uinta Acquisition was consummated on March 30, 2022, the purchase price was adjusted to reflect an effective date of January 1, 2022, and it is our standard practice to present reserves and cash flows as of the most recent year-end. As compared to a presentation of reserve volumes (and associated cash flows) as of the acquisition date, our presentation as of the most recent year-end has the advantage of providing disclosures that are comparable to our own year-end reserve and cash flow estimates and those of other reporting companies that typically disclose reserve volumes as of the most recent year-end in connection with their Annual Reports on Form 10-K. We advise the Staff that we do not believe there have been any material changes to such volume or cash flow estimates between December 31, 2021 and March 30, 2022 other than ordinary course production and any changes that may have resulted from the use of SEC pricing for the twelve months prior to March 30, 2022 rather than December 31, 2021.

Securities and Exchange Commission

May 18, 2022

Summary Reserve and Operating Data

Summary Reserve Data Based on NYMEX Pricing, page 22

4.

Your summary of proved reserves based on SEC pricing identifies the weighted average adjusted product prices over the remaining lives of the properties; however, your summary of proved reserves based on NYMEX prices identifies only the five-year average strip product prices. Please expand your disclosure of NYMEX prices here and elsewhere on page 3 to provide comparative disclosure of the weighted average NYMEX product prices over the remaining life of the properties to facilitate the direct comparison to the SEC pricing case. Refer to Item 1202(b) of Regulation S-K. This comment also applies to Form 8-K filed April 8, 2022.

RESPONSE: We have revised the Registration Statement to provide comparative disclosure of the weighted average NYMEX product prices over the remaining life of the properties. Please see pages 3, 22 and 23 of Amendment No. 1.

5.

Your disclosure of proved reserves based on SEC pricing states the reserves estimates were based on the reserve reports of the Independent Reserve Engineers for Crescent Energy and on a report prepared by CG&A for the Uinta Acquisition; however, your disclosure of proved reserves based on NYMEX prices states the reserve estimates were based on the internal estimates of the management of the Company and have not been prepared or audited by an independent, third-party reserve engineer. Clarify, if true, that your price sensitivity analysis kept all factors, including production forecasts, operating and development costs and the timing for drilling new wells, the same and the only change relates to the product prices. Refer to Item 1202(b) of Regulation S-K.

RESPONSE: We have revised the Registration Statement to clarify that our price sensitivity analysis kept all factors the same and the only changes relate to the product prices. Please see page 22 of Amendment No. 1.

6.

Your discussion of reserves using NYMEX prices indicates this reserve sensitivity provides a measure that is “more” reflective of the fair value of your assets or “better” reflects the market expectations as of that date. Please revise your disclosure to avoid giving undue weight to the optional disclosure under Item 1202(b) of Regulation S-K consistent with the balance of your discussion cautioning investors to consider forward prices in addition to, and not as a substitute for, SEC prices. This comment also applies to the comparable disclosure on page 3 and in Form 8-K filed April 8, 2022.

RESPONSE: We have revised the Registration Statement as requested. Please see pages 3, 22 and 23 of Amendment No. 1.

Securities and Exchange Commission

May 18, 2022

7.

Your disclosure includes an estimate of the standardized measure for the Uinta Acquisition, as of December 31, 2021, without providing the supporting future cash inflows and cost inputs. Please revise your disclosure to present the calculation inputs for the Uinta Acquisition. Refer to FASB ASC 932-235-50-31(a) through 31(f) and 50-36. This comment also applies to Form 8-K filed April 8, 2022.

RESPONSE: We have revised the Registration Statement to disclose the calculation inputs for the Uinta Acquisition via incorporation by reference to our Form 8-K/A filed on May 18, 2022 (the “8-K Amendment”). See page 54 of Amendment No. 1 and the “Supplementary Oil and Gas Disclosures (Unaudited)” included in Exhibit 99.1 to the 8-K Amendment.

8.

We note your presentation of proved reserves and standardized measure for the Uinta acquisition. Explain to us your basis for concluding that it is appropriate to present these measures without the remaining applicable disclosures required by FASB ASC Section 932-235-50 or accompanying financial statements.

RESPONSE: We have revised the Registration Statement to present, via incorporation by reference to the 8-K Amendment, additional disclosures pursuant to FASB ASC Section 932-235-50 and accompanying statements of revenues and direct operating expenses for the assets acquired in the Uinta Acquisition. See page 54 of Amendment No .1 and Exhibit 99.1 to the 8-K Amendment.

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Securities and Exchange Commission

May 18, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jackson O’Maley of Vinson & Elkins L.L.P. at (713) 758-3374.

Very truly yours,

CRESCENT ENERGY COMPANY

By:	/s/ David Rockecharlie
Name:	David Rockecharlie
Title:	Chief Executive Officer

Enclosures

cc:	Jackson O’Maley, Vinson & Elkins L.L.P.